Exhibit 99.4

FORM OF LETTER TO CLIENTS OF NOMINEE HOLDERS

Subscription Rights to Shareholders of Jacksonville Bancorp, Inc.

[                         ], 2013

To Our Clients:

Jacksonville Bancorp, Inc. (the “Company”) is offering shares of common stock of the Company pursuant to nontransferable subscription rights (the “Rights”) distributed to all holders of record of the Company’s common stock, par value $0.01 per share (the “Common Stock”), at 5:00 p.m., New York time, on [                    ], 2013 (the “Record Date”), other than certain excluded shareholders as described in the Prospectus. The Rights and Common Stock are described in a prospectus, dated [                    ], 2013 (the “Prospectus”). In the Rights Offering, the Company is offering an aggregate of 10 million shares of Common Stock. The Rights will expire, if not exercised prior to 5:00 p.m., New York time, on [                    ], 2013, unless extended (the “Expiration Time”). The subscription agent for the Rights Offering is Registrar and Transfer Company (the “Subscription Agent”).

Enclosed for your consideration are:

1. the Prospectus regarding the Rights offering (the “Rights Offering”);

2. Instructions as to Use of Jacksonville Bancorp, Inc. Rights Certificates, providing information on how to exercise Rights issued in the Rights Offering; and

3. a Beneficial Owner Election Form, to be used to instruct us whether or not to exercise Rights on your behalf.

As described in the accompanying Prospectus, you will receive one Right for each share of Common Stock owned at 5:00 p.m., New York time, on the Record Date. Each Right will allow you to subscribe for [            ] shares of Common Stock (the “Basic Subscription Privilege”) at the cash price of $0.50 per share (the “Subscription Price”). The Company will not issue fractional shares of Common Stock in the Rights Offering, and holders will only be entitled to purchase a whole number of shares of common stock, rounded down to the nearest whole number, a holder would otherwise be entitled to purchase. For example, if you owned 100 shares of Common Stock as of 5:00 p.m., New York time, on the Record Date, you would receive 100 Rights and would have the right to purchase [            ] shares of Common Stock for a total Subscription Price of $[        ].

In the event that you purchase all of the shares of Common Stock available to you pursuant to your Basic Subscription Privilege, you may also exercise an oversubscription privilege (the “Oversubscription Privilege”) to purchase a portion of any shares of Common Stock that are not purchased by other holders through the exercise of their Basic Subscription Privileges (the “Oversubscription Shares”), subject to the availability and pro rata allocation of the Oversubscription Shares among all persons exercising this Oversubscription Privilege, and other limitations described in the Prospectus. To the extent the Oversubscription Shares are not sufficient to satisfy all of the properly exercised Oversubscription Privileges, then the Oversubscription Shares will be allocated among holders who oversubscribed on a pro rata basis, by multiplying the number of shares requested by each holder through the exercise of its Oversubscription Privilege by a fraction that equals (x) the number of Oversubscription Shares divided by (y) the total number of shares requested by all Record Holders through the exercise of their Oversubscription Privileges.

You will be required to submit payment in full for all the shares you wish to buy with your Oversubscription Privilege. Because we will not know the total number of Oversubscription Shares prior to the

Expiration Date, if you wish to maximize the number of shares you may purchase pursuant to your Oversubscription Privilege, you will need to deliver payment in an amount equal to the aggregate Subscription Price for the maximum number of shares of Common Stock available to you (i.e., the amount of the holder’s full Basic Subscription Privilege and assuming the holder is allocated the full amount of the shares the holder elects to purchase pursuant to its Oversubscription Privilege).

If all of the holders exercise their Basic Subscription Privileges in full, the Company will only honor an Oversubscription Privilege to the extent sufficient shares of Common Stock are available following the exercise of subscription rights under the Basic Subscription Privileges and subject to certain limitations as described in the Prospectus.

To the extent the aggregate Subscription Price of the maximum number of Oversubscription Shares available to you pursuant to the Oversubscription Privilege is less than the amount you actually paid in connection with the exercise of the Oversubscription Privilege, you will be allocated only the number of Oversubscription Shares available to you. As soon as practicable after the Expiration Time, any excess subscription payment received by the Subscription Agent will be returned to you, without interest. To the extent the amount you actually paid in connection with the exercise of the Oversubscription Privilege is less than the aggregate Subscription Price of the maximum number of Oversubscription Shares available to you pursuant to the Oversubscription Privilege you will be allocated the number of Oversubscription Shares for which you actually paid in connection with the Oversubscription Privilege. See “The Rights Offering—Oversubscription Privilege.” There are limits on the amount of shares that a holder may purchase pursuant to its Basic Subscription Privilege and its Oversubscription Privilege. See “The Rights Offering—Limitations on the Amount You May Purchase.”

The Rights are evidenced by a nontransferable Rights certificate (the “Rights Certificate”) and will cease to have any value at the Expiration Time.

THE MATERIALS ENCLOSED ARE BEING FORWARDED TO YOU AS THE BENEFICIAL OWNER OF COMMON STOCK CARRIED BY US IN YOUR ACCOUNT BUT NOT REGISTERED IN YOUR NAME. EXERCISES AND SALES OF RIGHTS MAY BE MADE ONLY BY US AS THE RECORD OWNER AND PURSUANT TO YOUR INSTRUCTIONS.

Accordingly, we request instructions as to whether you wish us to elect to subscribe for any shares of Common Stock to which you are entitled pursuant to the terms and subject to the conditions set forth in the enclosed Prospectus. However, we urge you to read the Prospectus and other documents carefully before instructing us to exercise your Rights.

If you wish to have us, on your behalf, exercise the Rights for any shares of Common Stock to which you are entitled, please so instruct us by completing, executing and returning to us the “Beneficial Owner Election Form” enclosed with this letter.

Your instructions to us should be forwarded as promptly as possible in order to permit us to exercise Rights on your behalf in accordance with the provisions of the Rights Offering. The Rights Offering will expire at 5:00 p.m., New York time, at the Expiration Time. Once you have exercised the Basic Subscription Privilege or the Oversubscription Privilege, such exercise may not be revoked, even if the Rights Offering is extended by the Company.

Additional copies of the enclosed materials may be obtained from the Subscription Agent for the Rights Offering, Registrar and Transfer Company, at (800) 368-5948 or info@rtco.com. Any questions or requests for assistance concerning the Rights Offering should be directed to the Subscription Agent.

2